Exhibit 99.1

FOR IMMEDIATE RELEASE

NORTH ASIA INVESTMENT CORPORATION ANNOUNCES

INABILITY TO LOCATE SUITABLE BUSINESS COMBINATION

AND PLAN TO LIQUIDATE

Seoul, Korea, July 14, 2010 — North Asia Investment Corporation (“NAIC”) (NYSE AMEX: NHR) announced today that although it has been continuing its search for a potential business combination transaction to present to shareholders prior to the date it is required to liquidate, it has been unable to locate a suitable transaction.  Consequently, its corporate existence will terminate on July 29, 2009 in accordance with the terms of its amended and restated memorandum and articles of association.  As a result, NAIC will thereafter liquidate and distribute to the holders of shares issued in its initial public offering their pro-rata portion of the funds held in its trust account established for the benefit of such shareholders, which will be approximately $10.00 per share.  NAIC’s warrants will expire with no value.

About North Asia Investment Corporation

NAIC is a special purpose acquisition company incorporated in the Cayman Islands.  NAIC was formed to acquire, or acquire control of, one or more operating businesses through a merger, stock exchange, stock purchase, asset acquisition, reorganization or other similar business combination.  NAIC has neither engaged in any operations nor generated any revenue to date.

Safe Harbor

This press release may include “forward-looking statements.”  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

CONTACT:

Thomas Chan-Soo Kang

Chief Executive Officer

North Asia Investment Corporation

(822) 2198-3330

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